UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 15

to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MIDWEST AIR GROUP, INC.

(Name of Subject Company (Issuer))

AIRTRAN HOLDINGS, INC.

GALENA ACQUISITION CORP.

(Names of Filing Persons (Offerors))

Common Stock

(Including the Associated Preferred Stock Purchase Rights)

(Title of Class of Securities)

597911 10 6

(CUSIP Number of Class of Securities)

Richard P. Magurno

Senior Vice President, General Counsel and Secretary

AirTran Holdings, Inc. and Galena Acquisition Corp.

9955 AirTran Boulevard

Orlando, Florida 32927

(407) 318-5600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Howard E. Turner

M. Timothy Elder

Smith Gambrell & Russell, LLP

Suite 3100, Promenade II

1230 Peachtree Street

Atlanta Georgia 30309

(404) 815-3500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.☐

THIS AMENDMENT NO. 15 AMENDS AND SUPPLEMENTS THE TENDER OFFER STATEMENT SCHEDULE TO (THE “SCHEDULE TO”) FILED ON JANUARY 11, 2007 BY AIRTRAN HOLDINGS, INC., A NEVADA CORPORATION (“AIRTRAN”) AS WELL AS ALL PREVIOUS AMENDMENTS TO THE SCHEDULE TO. THIS SCHEDULE TO RELATES TO THE OFFER (THE “OFFER”) BY AIRTRAN, THROUGH ITS WHOLLY-OWNED SUBSIDIARY, GALENA ACQUISITION CORP. (“GALENA”), TO EXCHANGE EACH ISSUED AND OUTSTANDING SHARE OF COMMON STOCK AND SERIES A JUNIOR PARTICIPATING PREFERRED STOCK AND ASSOCIATED RIGHTS OF MIDWEST AIR GROUP, INC., A WISCONSIN CORPORATION (“MIDWEST”), (COLLECTIVELY THE “RIGHTS AND TOGETHER THE “MIDWEST SHARES”), FOR CONSIDERATION CONSISTING OF A COMBINATION OF CASH AND COMMON STOCK, PAR VALUE $0.001 PER SHARE (“AIRTRAN COMMON STOCK”), OF AIRTRAN HAVING AN AGGREGATE VALUE OF $13.25 PER SHARE, COMPRISED OF $6.625 IN CASH AND 0.5884 OF A SHARE OF AIRTRAN COMMON STOCK ON THE TERMS AND SUBJECT TO THE CONDITIONS DESCRIBED IN THE PROSPECTUS FILED AS EXHIBIT (A)(1) TO THE SCHEDULE TO.

AIRTRAN HAS FILED A REGISTRATION STATEMENT (No. 333-139917) WITH THE SECURITIES AND EXCHANGE COMMISSION ON FORM S-4 RELATING TO THE AIRTRAN COMMON STOCK TO BE ISSUED TO HOLDERS OF MIDWEST SHARES IN THE OFFER (THE “REGISTRATION STATEMENT”). THE TERMS AND CONDITIONS OF THE OFFER ARE SET FORTH IN THE PROSPECTUS, WHICH IS A PART OF THE REGISTRATION STATEMENT (THE “PROSPECTUS”), AND THE RELATED LETTER OF TRANSMITTAL, WHICH ARE EXHIBITS (A)(1) AND (A)(2) TO THE SCHEDULE TO.

AIRTRAN HAS ANNOUNCED ITS INTENT TO NOMINATE MESSRS. JOHN ALBERTINE, JEFFREY ERICKSON AND CHARLES KALMBACH FOR ELECTION TO THE BOARD OF DIRECTORS OF MIDWEST. IN THE FUTURE AIRTRAN INTENDS TO FILE A PROXY STATEMENT WITH RESPECT TO THE PROPOSED TRANSACTION AND/OR NOMINATION OF PERSONS FOR ELECTION TO THE BOARD OF DIRECTORS OF MIDWEST. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND, WHEN AVAILABLE, THE PROXY STATEMENT AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE REGISTRATION STATEMENT, THE SCHEDULE TO AND, WHEN AVAILABLE, THE PROXY STATEMENT AND AMENDMENTS AND SUPPLEMENTS TO SUCH RESPECTIVE DOCUMENTS AT WWW.SEC.GOV. THE REGISTRATION STATEMENT, THE SCHEDULE TO AND, WHEN AVAILABLE, THE PROXY STATEMENT AND SUCH OTHER DOCUMENTS AND AMENDMENTS AND SUPPLEMENTS TO SUCH RESPECTIVE DOCUMENTS MAY ALSO BE OBTAINED FREE OF CHARGE FROM AIRTRAN BY DIRECTING SUCH REQUEST TO: RICHARD P. MAGURNO, CORPORATE SECRETARY, AIRTRAN HOLDINGS, INC., 9955 AIRTRAN BOULEVARD, ORLANDO, FLORIDA 32827 OR TO THE INFORMATION AGENT FOR THIS OFFERING: INNISFREE M&A INCORPORATED, 501 MADISON AVENUE, NEW YORK, NEW YORK 10022.

UPON THE COMMENCEMENT OF THE SOLICITATION OF PROXIES, AIRTRAN AND ITS WHOLLY OWNED SUBSIDIARIES, GALENA AND AIRTRAN NEW YORK, LLC AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS AND EACH OF MESSRS. JOHN ALBERTINE, JEFFREY ERICKSON AND CHARLES KALMBACH WILL BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE SHAREHOLDERS OF MIDWEST. INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF AIRTRAN AND THEIR OWNERSHIP OF AIRTRAN STOCK IS SET FORTH IN THE PROXY STATEMENT FOR AIRTRAN’S 2006 ANNUAL MEETING OF SHAREHOLDERS, INFORMATION ABOUT THE DIRECTORS AND OFFICERS OF GALENA IS SET FORTH IN SCHEDULE II OF THE OFFER TO EXCHANGE WHICH IS INCORPORATED BY REFERENCE IN THE SCHEDULE TO, INFORMATION WITH RESPECT TO THE THREE NOMINEES IS SET FORTH IN AMENDMENT NO. 10 TO THE SCHEDULE TO AND, IN EACH CASE, WILL BE CONTAINED IN THE PROXY STATEMENT TO BE MAILED TO THE STOCKHOLDERS OF MIDWEST. INVESTORS MAY OBTAIN ADDITIONAL INFORMATION REGARDING THE INTERESTS OF SUCH PARTICIPANTS BY READING THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE.

ALL OF THE INFORMATION IN THE PROSPECTUS AND THE RELATED LETTER OF TRANSMITTAL, AND ANY PROSPECTUS SUPPLEMENT OR OTHER SUPPLEMENT THERETO RELATED TO THE OFFER HEREAFTER FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY AIRTRAN IS HEREBY INCORPORATED BY REFERENCE.

Item 12. Exhibits.

Item 12 is hereby supplemented and amended as follows:

(a)(34)     AirTran presentation to Milwaukee, Wisconsin community leaders on February 23, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

AIRTRAN HOLDINGS INC.

By:	/s/ Richard P. Magurno

Richard P. Magurno
Senior Vice President,
General Counsel and Secretary

Date: February 26, 2007

5

INDEX TO EXHIBITS

(a)(1)	Prospectus relating to AirTran Class A Common Stock to be issued in the Offer. (1)

(a)(2)	Form of Letter of Transmittal. (1)

(a)(3)	Form of Notice of Guaranteed Delivery. (1)

(a)(4)	Form of Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (1)

(a)(5)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. (1)

(a)(6)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (1)

(a)(7)	Summary Advertisement as published in The Wall Street Journal on January 11, 2007. (2)

(a)(8)	Press Release announcing AirTran’s intention to commence the Offer issued by AirTran on January 11, 2007. (1)

(a)(9)	Letter dated January 11, 2007 from AirTran to the Board of Directors of Midwest. (1)

(a)(10)	AirTran Press Release dated December 20, 2006 (previously filed on December 21, 2006 pursuant to Rule 425 under the Securities Act of 1933 (the “Securities Act”). (2)

(a)(11)	AirTran Press Release dated December 19, 2006 (previously filed on December 20, 2006 pursuant to Rule 425 under the Securities Act of 1933 (the “Securities Act”). (2)

(a)(12)	AirTran Press Release dated December 18, 2006 (previously filed on December 19, 2006 pursuant to Rule 425 under the Securities Act of 1933 (the “Securities Act”). (2)

(a)(13)	AirTran Press Release dated December 13, 2006 (previously filed on December 14, 2006 pursuant to Rule 425 under the Securities Act of 1933 (the “Securities Act”). (2)

(a)(14)	AirTran Investor Presentation dated December 13, 2006 (previously filed on December 14, 2006 pursuant to Rule 425 under the Securities Act of 1933 (the “Securities Act”). (2)

(a)(15)	AirTran letter to Midwest’s Board of Directors dated December 13, 2006. (1)

(a)(16)	AirTran letter to Midwest’s Chief Executive Officer dated November 22, 2006. (1)

(a)(17)	AirTran’s letter to Midwest’s Chief Executive Officer dated October 31, 2006. (1)

(a)(18)	AirTran’s letter to Midwest’s Chief Executive Officer dated October 20, 2006. (1)

(a)(19)	Text of presentation provided to investors during the conference call on January 11, 2007. (3)

(a)(20)	AirTran Press Release dated January 18, 2007. (2)

(a)(21)	Transcript of AirTran conference call of January 11, 2007. (2)

(a)(22)	AirTran Press Release dated January 19, 2007. (2)

(a)(23)	AirTran Press Release dated January 23, 2007. (2)

(a)(24)	AirTran letter to Midwest shareholders dated January 24, 2007. (2)

(a)(25)	AirTran Press Release dated January 24, 2007. (2)

(a)(26)	AirTran Press Release dated January 25, 2007. (2)

(a)(27)	AirTran Press Release dated January 26, 2007. (2)

(a)(28)	AirTran Press Release dated February 1, 2007. (2)

(a)(29)	AirTran Investor Presentation dated February 1, 2007. (2)

(a)(30)	AirTran’s letter to Certain Members of Midwest’s Board of Directors. (2)

(a)(31)	Transcript of AirTran conference call of February 1, 2007. (2)

(a)(32)	AirTran letter to Midwest’s Board of Directors dated February 20, 2007. (2)

(a)(33)	AirTran Press Release dated February 20, 2007. (2)

(a)(34)	AirTran presentation to Milwaukee, Wisconsin community leaders on February 23, 2007.

(d)	None.

(g)	None.

(h)	Opinion of Smith, Gambrell & Russell, LLP, as to certain tax matters. (1)

(1)	Incorporated by reference from Amendment No. 1 to AirTran’s Registration Statement on Form S-4 filed on February 2, 2007.

(2)	Previously filed.

(3)	Incorporated by reference from AirTran’s Rule 425 filing on January 11, 2007.